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SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR – 2 2009

Washington, DC
110

SEC FILE NUMBER
8- 53003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2008___ AND ENDING___December 31, 2008___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rhône Group Advisors L.L.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    630 Fifth Avenue

                     (No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

New York	NY	10111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Ernst & Young LLP

                 (Name – if individual, state last, first, middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

3/2/09

OATH OR AFFIRMATION

I, _____Nancy C. Cooper_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Rhône Group Advisors L.L.C_____ , as

of ____December 31_____, 20 08____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Operations Partner

MARTHA G. CARABALLO   Title
Notary Public State of New York
No. 01CA4928270
Qualified in Queens County
Certificate Filed in New York County
Commission Expires May 31, 2010

State of New York
County of New York
Sworn to before me on this 28th day
of January, 2009

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rhône Group Advisors L.L.C.

Statement of Financial Condition

December 31, 2008

Contents

 **ERNST & YOUNG**

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

Report of Independent Registered Public Accounting Firm

To the Member of
Rhône Group Advisors L.L.C.

We have audited the accompanying statement of financial condition of Rhône Group Advisors L.L.C. (the "Company") at December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rhône Group Advisors L.L.C. at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 23, 2009

1

Rhône Group Advisors L.L.C.

Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents	$ 966,447
Commission fee receivable	1,084,319
Due from affiliate	258,945
Prepaid expenses	18,879
Total assets	$ 2,328,590

Liabilities and member's equity	
New York City unincorporated business tax payable	$ 284,100
Due to Parent	343,259
Accounts payable and accrued expenses	25,000
Total liabilities	652,359
Member's equity	1,676,231
Total liabilities and member's equity	$ 2,328,590

See accompanying notes to this statement of financial condition.

1. Organization and Business

Rhône Group Advisors L.L.C. (the "Company"), a Delaware limited liability company, is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), (formerly the National Association of Securities Dealers ("NASD")). The Company was formed by Rhône Group L.L.C. ("Group" or "Parent") on August 11, 2000 and is a wholly-owned subsidiary of Group. The Company subsequently received its membership with NASD on February 21, 2001 for the purpose of acting as a broker-dealer in selling financial advisory services, limited partnerships in primary distributions and private placement of securities. Prior to forming the Company, Group had been a registered broker-dealer and maintained NASD membership from December 1996 to March 2001. The Company is exempt from SEC Rule 15c3-3 pursuant to paragraph k(2)(i) of that rule.

The Company earns and recognizes revenues from advisory services and commission fees.

2. Summary of Significant Accounting Policies

The accompanying statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles. The following is a summary of the significant accounting and reporting policies used in preparing the statement of financial condition.

Cash and Cash Equivalents

The Company considers all demand deposits with banks and other highly liquid investments with maturities of up to three months when acquired to be cash and cash equivalents.

Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

3. Income Taxes

Federal, state and local income taxes have not been provided for on the profits of the Company as members of Group are individually liable for their own tax payments. The Company is subject to New York City unincorporated business taxes.

In June 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of FASB Statement No. 109. FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing an entity's tax returns to determine whether the tax positions are more-likely-than-not of being sustained upon examination by the applicable tax authority, based on the technical merits of the tax position, and then recognizing the tax benefit that is more-likely-than-not to be realized. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. On February 1, 2008, the FASB issued FSP No. FIN 48-2, deferring the effective date of adoption of FIN 48 for certain non-public enterprises for fiscal years beginning after December 15, 2007. On December 30, 2008, the FASB issued FSP No. FIN 48-3 that would provide an additional one-year deferral. Non-public enterprises would be required to adopt FIN 48 for their annual reporting period beginning after December 15, 2008 and is to be applied to all open tax years as of the effective date. Management has elected to defer the application of FIN 48 in accordance with FSP FIN 48-3 and is evaluating the potential impact, if any, to the Company of the standard upon adoption.

4. Related Party Transactions

The Company entered into an Amended and Restated Administrative Service Agreement ("Agreement") with Group on December 1, 2003. Under the Agreement the Company agrees to reimburse Group for all expenses directly attributable to the Company, and an allocable portion of expenses paid by Group for which Advisors has indirectly derived benefit. Due to Parent includes $258,945 of reimbursable expenses incurred on behalf of San Shan Rhone ("SSR"), a third party affiliate.

SEC Rule 17a-3(a)(1) and (a)(2) state that a broker-dealer must reflect on its books each expense incurred relating to its business and any corresponding liability, regardless of whether a third party has agreed to assume the expense or liability.

4. Related Party Transactions (continued)

The business of the Company as a broker-dealer in securities and a member of FINRA is conducted by the Company and under the control and management of the duly authorized personnel of the Company. The provisions of the Agreement with respect to payment of compensation to the Company by Group is not intended to constitute Group and the Company as partners or a joint venture, nor shall the personnel of the Company be deemed to be employees of Group. The executive officers of the Company have full authority with respect to hiring, training, assignment of duties, supervision, discipline and termination of all employees of the Company.

The Agreement may be terminated by either party upon five business days' prior written notice to the other party.

Due from affiliate represent reimbursable expenses incurred on behalf of SSR.

Commission fee receivable of $1,084,319 for fees earned during 2008 but not received as of December 31, 2008 has been reflected on the statement of financial condition.

5. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "rule"), which requires the maintenance of minimum net capital, as defined, which shall be the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. As of December 31, 2008, the Company had net capital of $301,755 which was $201,755 in excess of its minimum net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 2.16 to 1. Certain advances, distributions and other equity withdrawals are subject to certain notifications and restriction provisions of the rule.

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STATEMENT OF FINANCIAL CONDITION

Rhône Group Advisors L.L.C.
December 31, 2008
With Report of Independent Registered
Public Accounting Firm